Exhibit 99.1

SPHERION CORPORATION 401(k) BENEFIT PLAN

FORM 5500, SCHEDULE H, LINE 4(i)-
SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES
DECEMBER 31, 2004

IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT	COST	CURRENT VALUE

T. Rowe Price*	18,298,498 Shares Stable Value Fund	$18,298,498	$18,298,498

T. Rowe Price*	297,471 Shares International Stock Fund	3,434,970	3,846,306

T. Rowe Price*	361,098 Shares Spectrum Income Fund	4,258,558	4,365,669

T. Rowe Price*	396,189 Shares Dividend Growth Fund	8,239,944	9,080,645

T. Rowe Price*	31,184 Shares Growth Stock Fund	770,051	831,678

T. Rowe Price*	139,254 Shares Personal Strategy Income Fund	1,941,550	2,066,532

T. Rowe Price*	450,583 Shares Personal Strategy Balanced Fund	7,485,356	8,196,110

T. Rowe Price*	687,965 Shares Personal Strategy Growth Fund	13,372,703	15,073,318

T. Rowe Price*	364,156 Shares Mid-Cap Growth Fund	15,765,843	18,164,093

T. Rowe Price*	276,465 Shares Equity Index Trust	8,564,788	9,446,792

T. Rowe Price*	208,883 Shares Small-Cap Stock Fund	5,938,534	6,646,664

Total registered investment company stocks		88,070,795	96,016,305

SPHERION CORPORATION COMMON STOCK *		3,285,119	2,879,898

T. ROWE PRICE TRADELINK PLUS *		628,298	628,298

PARTICIPANT LOANS RECEIVABLE (Interest rates from 5.0% to 10.5%)		1,186,774	1,186,774

TOTAL INVESTMENTS		$93,170,986	$100,711,275

Note:   Collateral for participant loans is not applicable as loans represent use of participant’s own funds.  Defaults are subject to applicable tax and penalties by the Internal Revenue Service.  Participant loans receivable are due at various maturity dates, and interest is set at the Prime interest rate plus 1% at the date of issuance.

* Party-in-interest